# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, Michigan (MI), 48226-1906
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-25-003364
Filed by CIK 0000777535

## Reporting persons
- College Retirement Equities Fund- Growth Account: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 21,491,973; sole dispositive power 0; shared dispositive power 21,491,973; aggregate amount beneficially owned 21,491,973 (2.23% of the class)

## Item 1. Issuer
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 Woodward Avenue Detroit, MI 48226-1906 United States

## Item 2. Person Filing
Name of person filing: College Retirement Equities Fund-Growth Account ("CREF GA")
Address of principal business office or, if none, residence:
730 Third Avenue
New York, NY 10017-3206
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 33,226,108
Percent of class: 3.44
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 21,491,973
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 21,491,973

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Nuveen Asset Management, LLC ("NAM"), is a registered investment adviser affiliated with TCIM and TAL. NAM may be deemed to be a beneficial owner of 137,924 shares of Issuer's common stock. TIAA-CREF Investment Management, LLC ("TCIM") is the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 25,104,963 shares of Issuer's common stock owned by CREF. Teachers Advisors, LLC ("TAL") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), as well as one or more separately managed accounts of Advisors (collectively, the "Separate Accounts"), and may be deemed to be a beneficial owner of 7,983,221 shares of Issuer's common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts.. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- College Retirement Equities Fund- Growth Account: /s/ Stuart R. Brunet, Stuart Brunet, Managing Director, Chief Compliance Officer (11/07/2025)